Exhibit 99.11

COMMITMENT AGREEMENT

THIS AGREEMENT made as of the 4th day of February, 2022.

B E T W E E N:

BROOKFIELD ASSET MANAGEMENT INC.

(“BAM”), a corporation existing under the laws of the Province of Ontario

– and –

BROOKFIELD BUSINESS PARTNERS L.P.

(“BBU”), a limited partnership existing under the laws of Bermuda

RECITALS:

A.	WHEREAS BAM has agreed to subscribe for, or cause one or more members of the BAM Group to subscribe for, Preferred Securities of one or more of the BBU Subsidiary Issuers, on the terms and conditions set forth in this Commitment Agreement; and

B.	WHEREAS BBU intends to call on BAM’s Commitment from time to time and as necessary in order to fund future investments and for general corporate purposes;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Interpretation

1.1	Definitions. In this Commitment Agreement, the following terms shall have the following meanings:

1.1.1	“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.2	“Available Cash” means, in respect of any Triggering Event, the aggregate cash proceeds that are actually received by and are available to the BBU Group from or pursuant to or in connection with such Triggering Event, which cash proceeds will be determined without duplication and will be determined net of (i) all payments made or reasonably expected to be made and all fees and expenses incurred by the BBU Group in connection with such Triggering Event, (ii) provisions for all liabilities and/or taxes payable by the BBU Group in connection with such Triggering Event, and (iii) provisions for all other ordinary course obligations of the BBU Group consistent with past practice, and for all ordinary course distributions payable by BBU, Holding LP and BBUC, but before the repayment of principal in respect of any indebtedness of any member of the BBU Group;

1.1.3	“BAM” has the meaning assigned thereto in the preamble;

1.1.4	“BAM Group” means, collectively, BAM and its Affiliates, other than any member of the BBU Group or any Subsidiary of any member of the BBU Group;

1.1.5	“BBU” has the meaning assigned thereto in the preamble;

1.1.6	“BBU Group” means, collectively, BBU, Holding LP, BBUC and each of the direct or indirect wholly-owned Subsidiaries of BBU, Holding LP or BBUC;

1.1.1	“BBU Subsidiary Issuers” means, collectively, the Persons set forth in Schedule B and any other direct or indirect wholly-owned Subsidiary of BBU, BBUC or Holding LP selected by BBU, and “BBU Subsidiary Issuer” means any of them;

1.1.2	“BBUC” means Brookfield Business Corporation;

1.1.3	“Business Day” means any day, other than a Saturday, a Sunday or any legal holiday recognized as such by the government of any of Bermuda or the Province of Ontario;

1.1.4	“Commitment” has the meaning assigned thereto in Section 2.1;

1.1.5	“Commitment Agreement” means this commitment agreement as it may be amended or restated from time to time;

1.1.6	“Commitment Period” means the period commencing on the date hereof and ending on the date that is three years from the date hereof;

1.1.7	“Common Equity” means, at any given time, in respect of any BBU Subsidiary Issuer, the fair market value of the assets of such BBU Subsidiary Issuer less the aggregate of all indebtedness and other liabilities of such BBU Subsidiary Issuer as of the date of the most recently available quarterly financial statements of such BBU Subsidiary Issuer as determined by BBU acting reasonably and in good faith and in accordance with generally accepted accounting principles;

1.1.8	“Control” means the control of one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of beneficial ownership of a majority of the voting interests in B; and for certainty and without limitation, if A owns shares to which more than 50% of the votes permitted to be cast in the election of directors to the governing body of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose;

1.1.9	“Draw-Down Notice” means a notice to BAM of a draw-down on the Commitment that is issued during the Commitment Period;

1.1.10	“General Partner” means Brookfield Business Partners Limited, the general partner of BBU;

1.1.11	“Holding LP” means Brookfield Business L.P.;

1.1.12	“Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, governmental authority or other entity however designated or constituted and pronouns have a similarly extended meaning;

1.1.13	“Preferred Securities” means preferred shares or preferred units, as applicable, of any BBU Subsidiary Issuer, in each case carrying the rights, preferences, privileges, restrictions and conditions set forth in Schedule A, with such modifications thereto as reasonably required to take into account the then applicable constating documents (including all partnership agreements, as applicable) and authorized share and unit capital of the applicable BBU Subsidiary Issuer, and such other rights, preferences, privileges, restrictions and conditions that are consistent with prevailing market practice for an issuance of Preferred Securities of such BBU Subsidiary Issuer as at the time of issuance;

1.1.14	“Redemption Price” has the meaning assigned thereto in Schedule A.

1.1.15	“Subscriber(s)” means BAM or any other member(s) of the BAM Group selected by BAM in its sole discretion that BAM causes to subscribe for Preferred Securities pursuant to this Commitment Agreement;

1.1.16	“Subscription Payment” has the meaning assigned thereto in Section 2.2;

1.1.17	“Subscription Payment Date” means a date specified in a Draw-Down Notice on which a Subscription Payment is to be made to the relevant BBU Subsidiary Issuer;

1.1.18	“Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds the majority of the beneficial interests, or (iii) any partnership, limited liability company or similar entity in which such Person holds the majority of the interests other than the interests of any general partner, managing member or similar Person;

1.1.19	“Triggering Event” means (i) the occurrence of any of the following events (or series of related events) by any members of the BBU Group, any Subsidiaries of any members of the BBU Group or any Persons in whom any of the foregoing has a direct or indirect ownership or economic interest or investment: (A) the issuance of any equity, including any common or preferred equity, partnership interests or securities convertible into common equity or preferred equity or partnership interests, except for any such issuances to any member of the BBU Group or any Subsidiary of the BBU Group, (B) the incurrence of any indebtedness, or (C) the sale of any property or assets, or (ii) the receipt by any member of the BBU Group of any dividend or distribution from any Subsidiary of the BBU Group or any other Person in whom the BBU Group has a direct or indirect ownership or economic interest or investment (other than a special dividend or special distribution paid by another member of the BBU Group); and

1.1.20	“wholly-owned” means, with reference to any Subsidiary of BBU, Holding LP or BBUC, a Subsidiary in respect of which BBU, Holding LP or BBUC directly or indirectly owns all of the interests except for (i) any preferred securities (including Preferred Securities acquired by the BAM Group pursuant to this Agreement) and (ii) in the case of any partnership, limited liability company or similar entity, any interests held by any general partner, managing member or similar Person.

1.2	Headings. The inclusion of headings and a table of contents in this Commitment Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3	Gender and Number. In this Commitment Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4	Invalidity of Provisions. Each of the provisions contained in this Commitment Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Commitment Agreement invalid or unenforceable in any respect. The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5	Currency. Except where otherwise expressly provided, all amounts in this Commitment Agreement are stated and shall be paid in United States dollars and BBU shall call all Draw-Downs in United States dollars.

1.6	Waiver, Amendment. Except as expressly provided in this Commitment Agreement, no amendment or waiver of this Commitment Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Commitment Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Commitment Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7	Governing Law. This Commitment Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.	The Commitment

2.1	During the Commitment Period, BAM hereby commits to BBU to subscribe for, or to cause one or more members of the BAM Group to subscribe for, on and subject to the terms and conditions of this Commitment Agreement, Preferred Securities of BBU Subsidiary Issuers for an aggregate cash purchase price of up to one billion dollars ($1,000,000,000) (the “Commitment”).

2.2	Subject to Sections 3 and 4, on each Subscription Payment Date, BAM shall cause the Subscriber(s) to pay to the relevant BBU Subsidiary Issuer an amount of cash set out in a Draw-Down Notice (the “Subscription Payment”) in exchange for the issuance by such BBU Subsidiary Issuer of Preferred Securities to such Subscriber(s) pursuant to Section 6.

2.3	The amount of the Commitment shall be permanently reduced by the amount of any Subscription Payment made to any BBU Subsidiary Issuer.

3.	Subscription Payments on Draw-Downs

3.1	Following receipt of a Draw-Down Notice from BBU issued during the Commitment Period, and subject to the satisfaction of each of the conditions precedent in Section 4.1, BAM shall cause one or more Subscribers to make Subscription Payment(s) in such amounts and to such BBU Subsidiary Issuer(s) as BBU shall specify in the Draw-Down Notice; provided that (i) BAM shall not be required to make any Subscription Payments to any BBU Subsidiary Issuer that exceed 65% of the Common Equity of such BBU Subsidiary Issuer (as adjusted by BBU acting reasonably to reflect the pro forma impact of any acquisitions, investments or other transactions expected to occur in connection with the Subscription Payment to be made) or that exceed two hundred million dollars ($200,000,000) in the aggregate to any one BBU Subsidiary Issuer, and (ii) no Subscription Payment shall be less than seventy-five million dollars ($75,000,000) (unless the undrawn amount of the Commitment at the time the Subscription Payment is to be made is less than seventy-five million dollars ($75,000,000), in which case no Subscription Payment shall be less than such undrawn amount) or in excess of the undrawn amount of the Commitment at the time the Subscription Payment is to be made.

3.2	BBU shall deliver the Draw-Down Notice to BAM in the manner specified in Section 12 hereof. The Draw-Down Notice shall, in respect of each Subscription Payment, specify (i) the aggregate dollar amount of such Subscription Payment, (ii) the BBU Subsidiary Issuer to which such Subscription Payment shall be made and that will be issuing Preferred Securities to the Subscriber(s) designated by BAM, (iii) the Common Equity of such BBU Subsidiary Issuer (and which shall also include reasonable supporting calculations and such information as BAM may reasonably request in respect thereof), (iv) the account to which such Subscription Payment is to be made, (v) the number and designation of Preferred Securities to be issued together with copies of the constating documents (including the partnership agreement, as applicable) of the BBU Subsidiary Issuer, and (vi) the Subscription Payment Date and time at which such Subscription Payment is to be made, which shall not be earlier than 12:00 p.m. (Toronto time) on the third Business Day and not later than 12:00 p.m. (Toronto time) on the twentieth Business Day after the giving of the Draw-Down Notice.

3.3	If BBU deems it advisable, BBU may reduce the amount of or cancel any call for a Subscription Payment by giving notice to BAM in accordance with Section 12, and the amount of any reduction to any Subscription Payment or cancelled Subscription Payment shall remain available to be drawn by BBU during the Commitment Period.

4.	Conditions Precedent

4.1	BAM’s obligations pursuant to Section 3.1 are subject to compliance, as of the applicable Subscription Payment Date, with each of the following conditions precedent which are for the sole and exclusive benefit of BAM and may be waived by BAM in its sole discretion:

4.1.1	a Draw-Down Notice shall have been provided to BAM in accordance with Section 3.1;

4.1.2	a majority of the directors of the board of directors of the applicable BBU Subsidiary Issuer(s) (or in the case of a BBU Subsidiary Issuer that is a limited partnership, the board of directors of the general partner of such limited partnership) shall have authorized the issuance of the Preferred Securities pursuant to Section 6;

4.1.3	the constating documents (including the partnership agreement, as applicable) of the applicable BBU Subsidiary Issuer shall be amended in form and substance satisfactory to BAM, acting reasonably, to create the Preferred Securities with rights, preferences, privileges, restrictions and conditions consistent the rights, preferences, privileges, restrictions and conditions set forth in Schedule A;

4.1.4	there shall not have occurred any material adverse change in the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations of the applicable BBU Subsidiary Issuer and its Subsidiaries, taken as a whole, since the date of the most recently available quarterly financial statements of such BBU Subsidiary Issuer (or if such BBU Subsidiary Issuer does not prepare quarterly financial statements, the date of the most recently available quarterly financial statements of any direct or indirect parent of such BBU Subsidiary Issuer that consolidates such BBU Subsidiary Issuer);

4.1.5	the execution of definitive subscription documentation in respect of the Preferred Securities to be issued on such Subscription Payment Date in form and substance satisfactory to BAM, acting reasonably, which subscription documentation shall include customary representations and warranties of the applicable BBU Subsidiary Issuer, including without limitation “organization and corporate/partnership power”, “due authorization and enforceability”, “no conflicts” and “no insolvency” representations and warranties, and representations and warranties that the applicable BBU Subsidiary Issuer is in compliance with its constating documents and that all required consents in order to issue the Preferred Securities have been obtained; and

4.1.6	the recording of the Subscriber as the registered holder of the Preferred Securities in the unit or share register of the BBU Subsidiary Issuer, as applicable, and if the Preferred Securities are to be certificated, delivery of unit or share certificates representing the Preferred Securities to the Subscriber.

5.	Expiration of the Commitment Period and Termination

Upon the earlier of (i) expiration of the Commitment Period, subject to the ongoing obligation to satisfy a previously issued Draw-Down Notice, and (ii) the making of Subscription Payments equal to the full amount of the Commitment (the “Commitment Termination Date”), neither BAM nor any Subscriber shall be required to make Subscription Payments and the commitment of BAM pursuant to Section 2 and Section 3 shall terminate and no longer be of any effect. This Agreement and all other obligations of the parties hereunder shall terminate and no longer be of any effect at such time following the Commitment Termination Date that all Preferred Securities issued pursuant to this Commitment Agreement have been fully redeemed.

6.	Issuance of Preferred Securities

Upon any Subscriber making a Subscription Payment to a BBU Subsidiary Issuer, BBU shall cause such BBU Subsidiary Issuer to issue to such Subscriber such number of Preferred Securities of such BBU Subsidiary Issuer as is equal to the cash amount of the Subscription Payment funded by such Subscriber divided by the issue price of the Preferred Securities.

7.	Representations and Warranties

7.1	BAM hereby represents and warrants to BBU that:

7.1.1	it is validly organized and existing under the laws of the Province of Ontario;

7.1.2	it has the power, capacity and authority to enter into this Commitment Agreement and to perform its duties and obligations hereunder;

7.1.3	it has taken all necessary action to authorize the execution, delivery and performance of this Commitment Agreement;

7.1.4	the execution and delivery of this Commitment Agreement by it and the performance by it of its obligations hereunder do not and will not contravene, breach or result in any default under its articles, by-laws, constituent documents or other organizational documents; and

7.1.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by it of this Commitment Agreement; and this Commitment Agreement constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

7.2	The General Partner, in its capacity as the general partner of BBU, hereby represents and warrants to BAM that:

7.2.1	each of BBU and the General Partner is validly organized and existing under the relevant laws governing its formation and existence;

7.2.2	the General Partner has the power, capacity and authority to enter into this Commitment Agreement and to perform its duties and obligations hereunder on behalf of BBU;

7.2.3	the General Partner has taken all necessary action to authorize the execution, delivery and performance of this Commitment Agreement on behalf of BBU;

7.2.4	the execution and delivery of this Commitment Agreement by the General Partner on behalf of BBU and the performance by BBU of its obligations hereunder do not and will not contravene, breach or result in any default under the organizational documents of the General Partner or BBU, as applicable;

7.2.5	no authorization, consent or approval, or filing with or notice to any Person is required in connection with the execution, delivery or performance by the General Partner on behalf of BBU of this Commitment Agreement; and

7.2.6	this Commitment Agreement constitutes a valid and legally binding obligation of BBU enforceable against it in accordance with its terms, subject to: (i) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization and other laws of general application limiting the enforcement of creditors’ rights and remedies generally; and (ii) general principles of equity, including standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

8.	Triggering Event

Upon, prior to or within five (5) Business Days of the occurrence of a Triggering Event that results in or is expected to result in any Available Cash, BBU shall provide written notice to BAM that includes a description of the Triggering Event and the Available Cash that has been actually received and are reasonably expected to be received in respect thereof (a “Triggering Event Notice”). BAM shall have the right, within five (5) Business Days of receipt of a Triggering Event Notice, to provide written notice to BBU (a “Redemption Notice”) specifying the aggregate Redemption Price of Preferred Securities issued pursuant to this Commitment Letter to be redeemed (the “Aggregate Redemption Amount”), provided that the Aggregate Redemption Amount shall not exceed the Available Cash resulting from such Triggering Event. Upon receipt of a Redemption Notice in accordance with this Section 8 and after the BBU Group actually receives all or any part of the Available Cash from such Triggering Event in respect of which a Redemption Notice was issued, BBU shall cause one or more BBU Subsidiary Issuers selected by BBU to redeem such number of Preferred Securities issued pursuant to this Commitment Letter with an aggregate Redemption Price equal to the Aggregate Redemption Amount as soon as practicable (and which redemptions, for greater certainty, may be completed in separate transactions as necessary as and when the corresponding Available Cash from such Triggering Event are actually received by the BBU Group); provided, however, that if at the time of redemption there are any BBU Subsidiary Issuers with Preferred Securities issued pursuant to this Commitment Agreement and outstanding that exceed 65% of the Common Equity of such BBU Subsidiary Issuers (“Excess Preferred Securities”), BBU shall first select Excess Preferred Securities for redemption unless otherwise agreed to by BAM. BBU shall not be required to deliver more than one Triggering Event Notice with respect any Triggering Event.

BBU acknowledges that BAM is relying upon this Commitment Agreement in subscribing for Preferred Securities pursuant to the Commitment and acknowledges BBU’s obligation to cause the redemption of any such Preferred Securities issued by any BBU Subsidiary Issuers in connection with any Redemption Notice delivered by BAM in accordance with this Section 8.

9.	Limited Liability of Limited Partners of BBU

The parties acknowledge that BBU is a limited partnership formed under the laws of Bermuda, a limited partner of which is liable for any liabilities or losses of the relevant partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the relevant partnership and such limited partner’s pro rata share of any undistributed income.

10.	Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Commitment Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Commitment Agreement.

11.	Successors and Assigns

No party may assign its right or benefits under this Commitment Agreement without the prior written consent of the other party hereto, which consent may be withheld in the sole and absolute discretion of such party; provided that BAM may assign its rights and benefits under this Commitment Agreement to any member of the BAM Group without obtaining the prior written consent of the other parties, but provided that BAM will remain subject to the obligations under this Commitment Agreement notwithstanding such assignment. The provisions of this Commitment Agreement shall enure to the benefit of and be binding on the parties to this Commitment Agreement and their respective successors and assigns.

12.	Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail or by other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by means of electronic communication, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Any notice of change of address shall also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by means of electronic communication and shall be deemed to have been received in accordance with this section. Notices and other communications shall be addressed as follows:

(a)	if to BAM:

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, ON M5J 2T3

Attention:	Justin Beber
Email:	Justin.Beber@brookfield.com

(b)	if to BBU:

c/o Brookfield Asset Management Inc. Brookfield Place

181 Bay Street Suite 300

Toronto, Ontario M5J 2T3

Attention:	AJ Silber

Email:	AJ.Silber@brookfield.com

13.	Third Party Beneficiaries.

The parties hereto intend that this Commitment Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties hereto to this Commitment Agreement and no Person, other than the parties hereto shall be entitled to rely on the provisions of this Commitment Agreement. For greater certainty, this Commitment Agreement shall not create any right or cause of action in any BBU Subsidiary Issuer, and no BBU Subsidiary Issuer may call on the Commitment or otherwise exercise any rights of BBU set forth herein.

14.	Counterparts

This Commitment Agreement may be executed in counterparts, and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[NEXT PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF the parties hereto have executed this Commitment Agreement as of the date first written above.

BROOKFIELD ASSET MANAGEMENT INC.

By:	“Kathy Sarpash”
Name: Kathy Sarpash
Title: Senior Vice President

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner BROOKFIELD BUSINESS PARTNERS LIMITED

By:	“James Bodi”
Name: James Bodi
Title: Vice President

Schedule A

Rights, Preferences, Privileges, Restrictions and Conditions of Preferred Securities

Price:	$25.00 per preferred unit or preferred share, as applicable.

Dividends:	Fixed preferential cumulative dividends or distributions in the amount of 6% per annum, payable quarterly.

Perpetual:	The Preferred Securities are perpetual in nature and are not required to be redeemed by the applicable BBU Subsidiary Issuer, other than as set forth in this Term Sheet.

Optional Redemption:	The Preferred Securities will be redeemable by the BBU Subsidiary Issuer at any time for cash equal to $25.00 per share or unit, as applicable, plus all accrued and unpaid dividends or distributions up to but excluding the date fixed for redemption (the “Redemption Price”).

Ranking:	The Preferred Securities will rank pari passi (including with respect to dividends, redemption, rights upon liquidation, dissolution or winding up) with any other preferred units or preferred shares of the BBU Subsidiary Issuer and senior to any other class or series of shares or units of the BBU Subsidiary Issuer.

Restrictions on Dividends and Distributions, Retirement and Issuance of Securities:	So long as any dividends or distributions on the Preferred Securities are outstanding, the BBU Subsidiary Issuer shall not, without the approval of holders of Preferred Securities (i) declare or pay any dividends or distributions on any securities that rank junior to the Preferred Securities, (ii) redeem, purchase or otherwise pay off or make any capital dividends or distributions in respect of any securities that rank junior to the Preferred Securities, (iii) redeem, purchase or otherwise pay off less than all of the Preferred Securities, or (iv) create or issue any securities ranking as to capital or dividends or distributions prior to or on a parity with the Preferred Securities, in each case subject to customary exceptions and unless certain customary conditions are satisfied, including that all dividends or distributions then payable on the Preferred Securities and on all securities ranking as to dividends or distributions on a parity with the Preferred Securities accrued up to and including the dividend or distributions payable on the immediately preceding respective date or dates for payment of dividends or distributions thereon shall have been declared and paid or set apart for payment.

Liquidation:	On liquidation, dissolution or winding up of the BBU Subsidiary Issuer or any other distribution of its assets among its holders for the purpose of winding up its affairs, holders of the Preferred Securities are entitled to receive an amount equal to the Redemption Price of the Preferred Securities, before any amounts shall be paid or any assets of the BBU Subsidiary Issuer distributed to the holders of any common shares or units. Upon payment of such amounts, holders of Preferred Securities shall not be entitled to share in any further distribution of the assets of the BBU Subsidiary Issuer.

Voting Rights:	Except as required by law or the constating documents of the BBU Subsidiary Issuer, holders of Preferred Securities shall not have any right to receive notice of, to attend, and to vote at, any meeting of shareholders or unitholders of the BBU Subsidiary Issuer.

Transfer Restrictions:	Transfers to members of the BAM Group are permitted with prior notice to the BBU Subsidiary Issuer. Each Subscriber shall also be permitted to pledge its Preferred Securities in favour of any lender to such Subscriber and such lender shall be permitted to transfer such Preferred Securities upon any enforcement of its security. All other transfers require the prior consent of the BBU Subsidiary Issuer acting reasonably.

Schedule B

BBU Subsidiary Issuers

BBU Falcon Holdco LP

Brookfield BBP (Canada) L.P.

BCP IV AIV L.P.

Brookfield BBP Bermuda Holdings V Limited

Brookfield BBP Bermuda Holdings VI Limited

Brookfield BBP Bermuda Holdings VII Limited

Brookfield BBP Bermuda Holdings IX Limited

Brookfield BBP Bermuda Holdings X Limited

Brookfield BBP Bermuda Holdings XI Limited

BRK Holdco Limited